The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the attached prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-159237

Subject to Completion, dated April 8, 2010

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated October 29, 2009)

2,500,000 Shares

Carrizo Oil & Gas, Inc.

Common Stock

We are offering 2,500,000 shares of our common stock.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CRZO.” On April 7, 2010, the last reported sale price of our common stock on the NASDAQ Global Select Market was $24.60 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement and on page 2 of the accompanying prospectus.

PRICE $     PER SHARE

	Per Share	Total
Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

We have granted the underwriter a 30-day option to purchase up to 250,000 additional shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock are expected to be ready for delivery in New York, New York on or about April , 2010.

WELLS FARGO SECURITIES

                    , 2010.

Prospectus Supplement

Prospectus

Carrizo Oil & Gas, Inc.	1

Risk Factors	2

Forward-Looking Statements	18

Use of Proceeds	20

Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends	20

Description of Debt Securities	21

Description of Capital Stock	29

Description of Warrants	33

Selling Shareholders	34

Plan of Distribution	38

Legal Matters	41

Experts	41

Where You Can Find More Information	41

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our common stock. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. If the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. We refer to the prospectus supplement and the accompanying prospectus, taken together, as “the prospectus.”

You should rely only on the information contained or incorporated by reference in this prospectus or in any free writing prospectus made available by us. We have not authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the cover of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

S-i

FORWARD LOOKING STATEMENTS

The statements contained in all parts of this prospectus and the documents incorporated by reference herein, including, but not limited to, those relating to our growth strategy, pending acquisitions, schedule, targets, estimates or results of future drilling, including the number, timing and results of wells, budgeted wells, increases in wells, the timing and risk involved in drilling follow-up wells, expected working or net revenue interests, planned expenditures, prospects budgeted and other future capital expenditures, risk profile of natural gas and oil exploration, acquisition of 3-D seismic data (including number, timing and size of projects), spending plans, capital expenditure plans, planned evaluation of prospects, probability of prospects having natural gas and oil, expected production or reserves, increases in reserves, acreage, working capital requirements, hedging activities, the ability of expected sources of liquidity to implement our business strategy, accessibility of borrowings under our credit facility, borrowing base increases under our credit facility, future exploration activity, production rates, financing for our 2010 exploration and development program, project financing, growth in production, development of new drilling programs, participation of our industry partners, funding for our Marcellus Shale operations, hedging of production, exploration and development expenditures, evaluation of properties for impairment, Camp Hill steam injection, results of new drilling technology and development, all and any other statements regarding future operations, financial results, business plans and cash needs and other statements that are not historical facts are forward looking statements.

When used in this prospectus and the documents incorporated by reference herein, the words “anticipate,” “budgeted,” “planned,” “targeting,” “potential,” “estimate,” “expect,” “may,” “project,” “believe,” “emerging” and similar expressions are intended to be among the statements that identify forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, those relating to the continued economic downturn, availability of financing, our dependence on our exploratory drilling activities, the volatility of natural gas and oil prices, the need to replace reserves depleted by production, operating risks of natural gas and oil operations, our dependence on our key personnel, factors that affect our ability to manage our growth and achieve our business strategy, technological changes, our significant capital requirements, the potential impact of government regulations, including related to hydraulic fracturing and air emissions, climate change, adverse regulatory determinations, litigation, competition, the uncertainty of reserve information and future net revenue estimates, property acquisition risks, availability of equipment, access to pipelines and gathering systems, weather, availability of financing, actions of lenders, financial condition of our industry partners and the counterparties to our hedges, ability to obtain permits and other factors detailed herein and in our other filings with the Securities and Exchange Commission (the “SEC”).

Some of the factors that could cause actual results to differ from those expressed or implied in forward-looking statements are described under “Risk Factors” and in other sections of this prospectus and elsewhere in the documents that we incorporate by reference into this prospectus, including our annual report on Form 10-K for the fiscal year ended December 31, 2009 and in our other reports filed with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to update or revise any forward-looking statement.

S-ii

SUMMARY

This summary highlights selected information about us but does not contain all the information that may be important to you. This prospectus includes specific terms of the offering and information about our business and financial data. You should read carefully this prospectus, including the matters set forth under the caption “Risk Factors,” and the information incorporated by reference in this prospectus before making an investment decision. In this prospectus, references to “Carrizo,” the “Company,” “we” and “us” refer to Carrizo Oil & Gas, Inc. and its subsidiaries.

Carrizo Oil & Gas, Inc.

We are an independent energy company engaged in the exploration, development and production of natural gas and oil, principally in the United States. Our current operations are principally focused in proven, producing natural gas plays known as “shale plays” or “resource plays.” Our primary core area is the Barnett Shale area in North Texas, with a focus on Southeast Tarrant County, Texas. Through our wholly-owned subsidiary Carrizo (Marcellus) LLC, we have also established a core area in another emerging resource play, the Marcellus Shale area in Pennsylvania, New York, West Virginia and Virginia. In addition to the Barnett and the Marcellus, we are active in other project areas comprised of: (1) other shale plays, including the Eagle Ford in South Texas, Fayetteville in Arkansas, Barnett/Woodford in West Texas/New Mexico, Floyd/Neal in Mississippi, the Bakken in North Dakota and the New Albany in Kentucky/Illinois, (2) traditional geologic trends along the onshore Gulf Coast area in Texas, Louisiana and Alabama, primarily in the Miocene, Wilcox, Frio and Vicksburg trends, (3) the U.K. North Sea, including the Huntington Field discovery, and (4) the Camp Hill heavy oil steam flood project in East Texas.

Recent Developments

New Growth Strategy. On April 8, 2010, we announced an additional growth strategy in crude oil and liquids-rich plays. We are attempting to increase significantly the level of our crude oil and liquids production and reserves by as early as the first quarter of 2011. As part of this effort, we have completed the acquisition of acreage and are pursuing additional land acquisitions in an unconventional play that is rich in condensate and natural gas liquids located in the Eagle Ford shale formation (the “Eagle Ford Shale”), principally in LaSalle County, Texas. We are also pursuing land acquisitions in an unconventional oil play located in the Niobrara formation in the Denver-Julesberg basin (the “Niobrara”) in Weld County, Colorado.

Increased Capital Expenditure Plan. Our Board of Directors has approved an increase in our 2010 capital expenditure plan from $170 million to $225 million if we successfully complete this offering. The increase in our capital expenditure plan is expected to be allocated as follows:

•

$30 million for acreage acquisitions, which includes 6,800 acres already acquired in the first quarter of 2010 that are located near recently announced discoveries by El Paso Corporation and EOG Resources, Inc., and drilling two horizontal wells in the Eagle Ford Shale; and

•

$25 million for acreage acquisitions and, if successful, drilling of two to three horizontal wells in the Niobrara, including the targeted acquisition of at least 50,000 net acres, including the Niobrara acquisition described below located near recently announced discoveries by EOG.

Eagle Ford Leasing Update. During the first quarter of 2010, we commenced leasing in the condensate and liquids-rich portions of the Eagle Ford Shale. To date, we have closed on approximately 6,800 acres, and we have targeted to acquire at least an additional 3,200 acres in the play. Upon successful completion of this offering, we currently intend to commence drilling two horizontal wells on this acreage in 2010.

Niobrara Acquisition. We have entered into a letter of intent with a privately owned seller whereby we propose to acquire oil and gas leases owned by the seller in an unconventional oil play located in the Niobrara. The letter of intent contemplates that we and the seller will sign a mutually agreeable participation agreement at the closing of the transaction, which is expected to occur on or before May 15, 2010. The letter of intent provides that under the terms of a participation agreement, we would acquire approximately 47,000 net acres in the Weld County, Colorado portion of the Niobrara. We and the seller would also establish a mutually agreeable area of mutual interest that would govern the terms of additional acreage acquired after the closing. If we are successful in closing this transaction in a timely manner, we currently anticipate that our first Niobrara well could spud by the end of the second quarter of 2010. The letter of intent contemplates that we will acquire a 100% working interest in all leases subject to the transaction. The seller would also retain the option to participate for up to a fully participating non-carried 12.5% working interest, on a well by well basis, in all drilling operations in the area of mutual interest. Upon successful completion of the acquisition and this offering, our capital expenditure plan would include the drilling of two to three horizontal wells in the Niobrara during 2010 and the acquisition of additional acreage there as well, with a target of establishing a new core area with at least 50,000 net acres in the Niobrara prior to the end of the year.

Director to Retire. On April 1, 2010, Paul B. Loyd, Jr. notified our Board of Directors of his intention not to stand for re-election at our 2010 Annual Meeting of Shareholders.

The Offering

Common Stock Offered by Us	2,500,000 shares.

Common Stock Outstanding After the Offering	33,850,044 shares (a)(b).

Use of Proceeds	We intend to use the net proceeds from this offering to repay borrowings under our revolving credit facility. See “Use of Proceeds.” We expect to use the resulting additional capacity under our revolving credit facility to fund, in part, our recently expanded capital expenditure plan for 2010 and for general corporate purposes.

Nasdaq Global Select Market Symbol	“CRZO”

Risk Factors	You should consider carefully the “Risk Factors” beginning on page S-4 of this prospectus supplement and page 2 of the accompanying prospectus and in our other filings with the SEC before making an investment in our common stock.

Conflicts of Interest	An affiliate of Wells Fargo Securities, LLC is a lender under our revolving credit facility and, in such capacity, will receive a portion of the net proceeds of the offering. See “Underwriting – Conflicts of Interest.”

(a)	Does not include 250,000 shares that may be sold upon exercise of the underwriter’s option to purchase additional shares.

(b)	Based on shares outstanding as of April 7, 2010.

RISK FACTORS

You should consider carefully the risks discussed below as well as those described under “Risk Factors” beginning on page 2 of the accompanying prospectus and in our annual report on Form 10-K for the year ended December 31, 2009 and in our other filings with the SEC before making a decision whether to invest in our common stock. Additional risks and uncertainties described elsewhere in this prospectus or in the documents incorporated by reference in this prospectus may also adversely affect our business, operating results, financial condition and prospects, as well as the value of an investment in our common stock.

We may not complete the Niobrara acquisition or any potential Eagle Ford acquisitions or acquire our targeted amount of acreage.

It is possible that we will not complete the Niobrara acquisition or any potential Eagle Ford acquisitions on the terms or within the time frame described in this prospectus, or at all. If we do not complete the Niobrara acquisition or the potential Eagle Ford acquisitions, we will not have the opportunity to develop the related assets and to attempt to realize the benefits we believe such acquisitions will afford us. In addition, we may be unable to acquire additional acreage at our targeted levels and locations, as described in this prospectus. If we are unable to complete the Niobrara acquisition or the potential Eagle Ford Shale acquisitions or to acquire our additional targeted acres, this may detract from our efforts to realize our new growth strategy in crude oil and liquids-rich plays. Additionally, we may be unable to find or consummate other opportunities in these areas or in other areas with similar exposure to oil, condensate and natural gas liquids on similar terms or at all.

We have no experience drilling wells in the Niobrara and the Eagle Ford Shale and less information regarding reserves and decline rates in these shale formations than in other areas of our operations.

We have no exploration experience and no development experience in the Niobrara and the Eagle Ford Shale. We have not participated in the drilling of any wells in these areas. Other operators in these areas have significantly more experience in the drilling of wells, including the drilling of horizontal wells. As a result, we have less information with respect to the ultimate recoverable reserves, the production decline rate and other matters relating to the exploration, drilling and development of the Niobrara and the Eagle Ford Shale than we have in other areas in which we operate.

USE OF PROCEEDS

We will receive net proceeds from this offering of 2,500,000 shares of common stock offered by this prospectus, after deducting underwriting discounts and commissions but before paying offering expenses, of approximately $             million (or $             million assuming full exercise of the underwriter’s option to purchase additional shares). We expect to use the net proceeds, and any proceeds from the exercise of the underwriter’s option to purchase additional shares, to repay borrowings under our revolving credit facility. We expect to use the resulting additional capacity under our revolving credit facility to fund, in part, our expanded capital expenditure plan for 2010 and for general corporate purposes.

Our revolving credit facility matures on October 29, 2012. As of April 7, 2010, $226 million principal amount, bearing interest at a weighted average rate of 3.1%, was outstanding under our revolving credit facility. We originally borrowed this amount to fund our ongoing capital expenditure plan, which includes our completed acquisitions in the Eagle Ford Shale described in this prospectus. An affiliate of Wells Fargo Securities, LLC is a lender under our revolving credit facility and, in such capacity, will receive a portion of the net proceeds of the offering. See “Underwriting – Conflicts of Interest.”

PRICE RANGE OF COMMON STOCK

On April 7, 2010, we had 31,350,044 shares of common stock outstanding, held of record by approximately 149 holders. Our common stock is listed on the Nasdaq Global Select Market under the symbol “CRZO.”

The closing price of our common stock on April 7, 2010 as reported on the Nasdaq Global Select Market was $24.60 per share. The following table shows the high and low intraday sales prices of our common stock during 2008, 2009, the first quarter of 2010 and the second quarter of 2010 through April 7, 2010.

	High	Low
1st Quarter 2008	$62.47	$43.11
2nd Quarter 2008	76.30	58.26
3rd Quarter 2008	69.51	30.75
4th Quarter 2008	36.26	11.72
1st Quarter 2009	21.19	6.71
2nd Quarter 2009	23.21	8.42
3rd Quarter 2009	26.85	14.75
4th Quarter 2009	30.22	20.20
1st Quarter 2010	28.85	21.17
2nd Quarter 2010 (through April 7, 2010)	25.23	23.19

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated April , 2010, we have agreed to sell to Wells Fargo Securities, LLC, the sole underwriter, 2,500,000 shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

We have granted to the underwriter a 30-day option to purchase up to 250,000 additional shares at the offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriter proposes to offer the shares of common stock at the public offering price on the cover page of this prospectus supplement and to selling group members, if any, at that price less a selling concession of $       per share. The underwriter may allow a discount of $             per share on sales to other broker/dealers. After the offering, the underwriter may change the offering price and concession and discount to broker/dealers.

We estimate that the expenses of this offering to be paid by us will be approximately $250,000.

The following table summarizes the compensation we will pay to the underwriter:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment

Underwriting discounts and commissions paid by us	$	$	$	$

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement or amendment to a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Wells Fargo Securities, LLC, for a period of 60 days after the date of this prospectus supplement, except (i) issuances pursuant to the exercise of options outstanding on the date hereof, (ii) grants of employee stock options, restricted stock, restricted stock units and stock-settled stock appreciation rights and other securities issuances pursuant to the terms of a plan in effect on the date hereof, (iii) issuances pursuant to the exercise or vesting of such options, restricted stock units, stock appreciation rights and other securities, (iv) issuances to our employees under the terms of the employee stock purchase plan in effect on the date hereof, (v) issuances pursuant to our 401(k) plan, (vi) issuances to directors pursuant to the incentive plan in effect on the date hereof, (vii) the filing of registration statements on Form S-8 and amendments thereto in connection with those securities and plans, (viii) the filing of amendments to our currently effective resale shelf registration statement, (ix) issuances pursuant to the exercise or conversion of our convertible notes, (x) issuances of warrants, shares and shares underlying warrants pursuant to the Land Agreement described in our Annual Report on Form 10-K for the year ended December 31, 2009 and (xi) the taking of any of the foregoing actions in connection with the issuance of shares or other securities as consideration for acquisitions or the issuance of securities in private placements by us.

Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Wells Fargo Securities, LLC, for a period of 60 days after the date of this prospectus supplement, provided, however, that the foregoing shall not apply to (a) bona fide gifts, provided the recipient thereof agrees to be bound by the lock-up, (b) dispositions to any personal or family trust, provided that the trust agrees to be bound by the lock-up, (c) bona fide pledges of securities either existing on the date of this prospectus or subsequently entered, if in the latter case the pledgee of such securities agrees to be bound by the lock-up agreement, (d) any sales or option exercises pursuant to Rule 10b5-1 trading plans in effect as of the date of this prospectus, (e) a number of shares of common stock equal to 50% of the number of shares of restricted stock or restricted stock units granted to such officer or director that vest during the lock-up period, or (f) sales of shares of common stock under any Rule 10b5-1 trading plan to provide funds for the satisfaction of anticipated tax liabilities in contemplation of the vesting of restricted stock or restricted stock units during the 70 days following the date of this prospectus.

We have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CRZO.”

In connection with the offering the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from the underwriter when the common stock originally sold by the underwriter is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise. Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions. If the underwriter commences any of these transactions, it may discontinue them at any time.

A prospectus in electronic format may be made available on the website maintained by the underwriter or selling group members, if any. Internet distributions will be allocated by the underwriter on the same basis as other allocations.

Conflicts of Interest

In the ordinary course of business, the underwriter and its affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees. An affiliate of Wells Fargo Securities, LLC is a lender under our revolving credit facility. We expect to use the net proceeds of this offering to repay borrowings outstanding under our revolving credit facility. Because more than five percent of the net proceeds of this offering may be paid to an affiliate of a member of the Financial Industry Regulatory Authority, Inc., or FINRA, participating in this offering, the offering will be conducted in accordance with NASD Rule 2720. The underwriter has determined that FINRA does not require the use of a qualified independent underwriter because a bona fide public market exists.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time: ·

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000; and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive.

Each purchaser of common stock described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

France

This prospectus has not been prepared in the context of a public offering of securities in France (appel public à l’épargne) within the meaning of Article L.411-1 and seq. of the French Code monétaire et financier and Articles 211-1 and seq. of the Autorité des marchés financiers, or AMF, regulations and has therefore not been submitted to the AMF for prior approval or otherwise. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither this prospectus nor any other offering material relating to the common stock has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2, D.411-4 of the French Code monétaire et financier) on the condition that no such prospectus nor any other offering material relating to the common stock shall be delivered by then to any person nor reproduced (in whole or in part). Such “qualified investors” are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-4 of the AMF regulations and may not re-transfer, directly or indirectly, the common stock in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier).

Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common stock in Germany. Consequently, the common stock may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS DOCUMENT AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF THE UNITS TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. The common stock are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the common stock in Switzerland.

United Kingdom

In addition, the underwriter: (a) has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us, and (b) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Without limitation to the other restrictions referred to herein, this prospectus supplement is directed only at (1) persons outside the United Kingdom; (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus supplement relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

LEGAL MATTERS

The validity of the issuance of the common stock and certain other legal matters in connection with the issuance of the common stock will be passed upon for us by Baker Botts L.L.P., Houston, Texas, and Gerald A. Morton, our General Counsel and Vice President—Business Development. Certain legal matters with respect to the common stock will be passed upon for the underwriter by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Carrizo Oil & Gas, Inc. and subsidiaries as of and for the year ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 consolidated financial statements refers to a change in the Company’s method of estimating oil and natural gas reserves and a change in the Company’s method of accounting for convertible debt instruments.

Our consolidated financial statements as of December 31, 2008 and for the years ended December 31, 2007 and 2008, incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Pannell Kerr Forster of Texas, P.C., independent registered public accounting firm, to the extent indicated in their reports thereon also incorporated by reference. Such consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting have been so incorporated herein by reference in reliance on such reports given on the authority of said firm as experts in accounting and auditing.

The letter reports of LaRoche Petroleum Consultants, Ltd., Ryder Scott Company and Fairchild & Stan, each independent consulting petroleum engineers, and information with respect to our oil and gas reserves derived from such reports, have been incorporated by reference into this prospectus upon the authority of each such firm as experts with respect to such matters covered in such reports and in giving such reports.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this prospectus and any other documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s Internet site at http://www.sec.gov and our website at http://www.crzo.net. Copies of these reports, proxy statements and other information concerning us can also be inspected at the offices of the Nasdaq Stock Market, Inc., which are located at 1735 K Street N.W., Washington, D.C. 20006. Information on our website or any other website is not incorporated by reference in this prospectus and does not constitute part of this prospectus.

This prospectus is part of a registration statement and, as permitted by SEC rules, does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of or incorporated by reference into the registration statement.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus. Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modifies or superseded the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information “furnished” but not “filed,” unless we specifically provide that such “furnished” information is to be incorporated by reference) after the effectiveness of this registration statement and until the termination of offerings under this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2009;

•	our current reports on Form 8-K filed on January 20, 2010 and April 7, 2010; and

•	the description of our common stock in our Registration Statement on Form 8-A (Registration No. 000-22915) filed on July 31, 1997.

Prospectus

Carrizo Oil & Gas, Inc.

Senior Debt Securities

Subordinated Debt Securities

Common Stock

Preferred Stock

Warrants

We may issue and sell from time to time securities for a total offering price aggregating up to $250,000,000, and the selling shareholders identified on page 34 of this prospectus may sell from time to time up to 3,396,115 shares of our common stock (including 2,879,113 shares issued and outstanding and 517,002 shares issuable upon exercise of stock options). We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “CRZO.”

You should consider carefully the risk factors beginning on page 2 of this prospectus and in any applicable prospectus supplement before purchasing any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 29, 2009.

About This Prospectus

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this prospectus, and the selling shareholders may offer common stock, in one or more offerings. This prospectus provides you with a general description of the securities that may be offered. Each time securities are offered pursuant to this prospectus, we will provide a prospectus supplement that will describe the specific terms of the offering. The prospectus supplement may also add to, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. Please carefully read this prospectus and the prospectus supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference into this prospectus and the prospectus supplement. Neither we nor the selling shareholders have authorized anyone to provide you with different information. You should assume that the information appearing in or incorporated by reference into this prospectus and the prospectus supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

i

Carrizo Oil & Gas, Inc.

Carrizo Oil & Gas, Inc. is an independent energy company which, together with its subsidiaries (collectively, “Carrizo,” the “Company,” “us” or “we”) is engaged in the exploration, development, production and transportation of natural gas and oil, principally in the United States. Our current operations are principally focused in proven, producing natural gas plays known as “shale plays” or “resource plays.” Our primary core area is the Barnett Shale area in North Texas, with a focus on Southeast Tarrant County, Texas. Through our wholly-owned subsidiary Carrizo (Marcellus) LLC, we are also actively seeking to establish a core area in another emerging resource play, the Marcellus Shale play in Pennsylvania, New York, West Virginia and Virginia. In addition to the Barnett and the Marcellus, we are active in other shale plays, including the Fayetteville in Arkansas, Barnett/Woodford in West Texas/New Mexico, Floyd/Neal in Mississippi, and the New Albany in Kentucky/Illinois. We also explore for, develop and produce natural gas and oil from traditional geologic trends along the onshore Gulf Coast area in Texas, Louisiana and Alabama, primarily in the Miocene, Wilcox, Frio and Vicksburg trends. Our other interests include properties in the U.K. North Sea.

Our principal executive offices are located at 1000 Louisiana, Suite 1500, Houston, Texas 77002, and our telephone number at that location is (713) 328-1000. Information contained on our website, http://www.crzo.net, is not part of this prospectus.

Risk Factors

An investment in our securities involves risks. You should carefully consider all of the information contained in or incorporated by reference in this prospectus and other information which may be incorporated by reference in this prospectus or any prospectus supplement as provided under “Where You Can Find More Information,” including our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each as amended if applicable. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operations could be adversely affected. Additional risks not currently known to us or that we currently deem immaterial may also have a material adverse effect on us.

Risks Related to Our Company

The global financial and credit crisis may have impacts on our liquidity and financial condition that we currently cannot predict.

The continued credit crisis and related turmoil in the global financial system may have a material impact on our liquidity and our financial condition, and we may ultimately face major challenges if conditions in the financial markets do not continue to improve from their lows in early 2009. Our ability to access the capital markets or borrow money may be restricted or made more expensive at a time when we would like, or need, to raise capital, which could have an adverse impact on our flexibility to react to changing economic and business conditions and on our ability to fund our operations and capital expenditures in the future. The economic situation could have an impact on our lenders or customers, causing them to fail to meet their obligations to us, and on the liquidity of our operating partners, resulting in delays in operations or their failure to make required payments. Also, market conditions could have an impact on our natural gas and oil derivatives transactions if our counterparties are unable to perform their obligations or seek bankruptcy protection. Additionally, the current economic situation could lead to further reductions in the demand for natural gas and oil, or further reductions in the prices of natural gas and oil, or both, which could have a negative impact on our financial position, results of operations and cash flows. While the ultimate outcome and impact of the current financial crisis cannot be predicted, it may have a material adverse effect on our future liquidity, results of operations and financial condition.

Natural gas and oil prices are highly volatile and have declined significantly since mid-2008, and lower prices will negatively affect our financial condition, planned capital expenditures and results of operations.

Since July 2008, publicly quoted spot natural gas and oil prices have declined significantly from the record levels reached at that time. In the past, some oil and gas companies have reduced or curtailed production to mitigate the impact of low natural gas and oil prices. We have made similar decisions on selected properties during the last year and may decide to curtail additional production as a result of a decrease in prices in the future. The decrease in natural gas prices has had a significant impact on our financial condition, planned capital expenditures and results of operations. Further volatility in natural gas and oil prices or a prolonged period of low natural gas and oil prices may materially adversely affect our financial condition, liquidity (including our borrowing capacity under our senior credit facility), ability to finance planned capital expenditures and results of operations.

Our revenue, profitability, cash flow, future growth and ability to borrow funds or obtain additional capital, as well as the carrying value of our properties, are substantially dependent on prevailing prices of natural gas and oil. Historically, the markets for natural gas and oil prices have been volatile, and those markets are likely to continue to be volatile in the future. It is impossible to predict future natural gas and oil price movements with certainty. Prices for natural gas and oil are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors beyond our control. These factors include:

•	the level of consumer product demand;

•	overall economic conditions;

•	weather conditions;

•	domestic and foreign governmental relations, regulations and taxes;

•	the price and availability of alternative fuels;

•	political conditions;

•	the level and price of foreign imports of oil and liquefied natural gas; and

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree upon and maintain production constraints and oil price controls.

Natural gas and oil drilling is a speculative activity and involves numerous risks and substantial and uncertain costs that could adversely affect us.

Our success will be largely dependent upon the success of our drilling program. Drilling for natural gas and oil involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors beyond our control, including:

•	unexpected or adverse drilling conditions;

•	elevated pressure or irregularities in geologic formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs, crews and equipment.

Because we identify the areas desirable for drilling in the onshore Gulf Coast area from 3-D seismic data covering large areas, we may not seek to acquire an option or lease rights until after the seismic data is analyzed or until the drilling locations are also identified; in those cases, we may not be permitted to lease, drill or produce natural gas or oil from those locations.

Even if drilled, our completed wells may not produce reserves of natural gas or oil that are economically viable or that meet our earlier estimates of economically recoverable reserves. Our overall drilling success rate or our drilling success rate for activity within a particular project area may decline. Unsuccessful drilling activities could result in a significant decline in our production and revenues and materially harm our operations and financial condition by reducing our available cash and resources. Because of the risks and uncertainties of our business, our future performance in exploration and drilling may not be comparable to our historical performance described in this prospectus, any prospectus supplement and our filings with the SEC.

We may not adhere to our proposed drilling schedule.

Our final determination of whether to drill any scheduled or budgeted wells will be dependent on a number of factors, including:

•	the results of our exploration efforts and the acquisition, review and analysis of the seismic data;

•	the availability of sufficient capital resources to us and the other participants for the drilling of the prospects;

•	the approval of the prospects by the other participants after additional data has been compiled;

•	economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability and prices of drilling rigs and crews; and

•	the availability of leases and permits on reasonable terms for the prospects.

Although we have identified or budgeted for numerous drilling prospects, we may not be able to lease or drill those prospects within our expected time frame or at all. Wells that are currently part of our capital budget may be based on statistical results of drilling activities in other 3-D project areas that we believe are geologically similar rather than on analysis of seismic or other data in the prospect area, in which case actual drilling and results are likely to vary, possibly materially, from those statistical results. In addition, our drilling schedule may vary from our expectations because of future uncertainties.

As a result of an ongoing SEC staff review, we may be required to reclassify or write-off reserves.

We own interests in approximately 2,630 gross acres in the Camp Hill Field in Anderson County, Texas, for which we reported approximately 8.2 MMBbls of proved reserves, including 5.0 MMBbls of proved undeveloped reserves (which represents approximately 6% of our total proved reserves) as of December 31, 2008. In connection with an ongoing review by the SEC’s staff of our Annual Report on Form 10-K for the year ended December 31, 2008, the staff has raised various issues regarding the classification of some of these reserves as proved. In late 2008, the SEC adopted new rules regarding the classification of reserves that will become effective with our reserve report as of year-end of 2009, which, among other things, generally require proved undeveloped reserves to be developed within five years, unless specific circumstances justify a longer time.

As a result of various factors, including these new rules and our discussions with the SEC’s staff regarding their applicability to the Camp Hill Field, we may be required under applicable SEC rules to reclassify as unproved substantially all of our proved undeveloped reserves in the Camp Hill Field at year-end 2009 because these reserves will not be developed within the next five years. We may also be required under applicable SEC rules to write-off or reclassify to proved undeveloped, a portion of our proved developed reserves. The removal or reclassification of these reserves may be effective as of December 31, 2009, but could also involve removal of reserves in prior periods. A downward revision to our proved reserves in prior periods would likely result in amendments to our previously filed reports with the SEC to reflect a restatement of our financial statements, including a non-cash reduction in our historic net income. As an illustration, if we had removed all 8.2 MMBbls of our proved reserves in the Camp Hill Field, including both proved developed and proved undeveloped reserves, effective as of December 31, 2008, it would have resulted in a restatement of our financial statements to reflect an additional pre-tax non-cash ceiling test impairment of approximately $70.8 million.

We have actively engaged with and responded to the SEC throughout this review process. The staff continues to request, and we continue to provide, information regarding our reserves, including our proved developed nonproducing reserves and the economics of our proved reserves in the Camp Hill Field. However, we cannot predict the timing or final result of the staff’s review, and there can be no assurance that our determination following such review will not result in material changes to the classification of our reserves in the Camp Hill Field, and other adverse effects on our historic financial results.

Our reserve data and estimated discounted future net cash flows are estimates based on assumptions that may be inaccurate and are based on existing economic and operating conditions that may change in the future.

There are uncertainties inherent in estimating natural gas and oil reserves and their estimated value, including many factors beyond the control of the producer. The reserve data incorporated by reference in this prospectus and included in any prospectus supplement represent only estimates. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner and is based on assumptions that may vary considerably from actual results.

Accordingly, reserve estimates may be subject to upward or downward adjustment, and actual production, revenue and expenditures with respect to our reserves likely will vary, possibly materially, from estimates. Additionally, there recently has been increased debate and disagreement over the classification of reserves, with particular focus on proved undeveloped reserves. In late 2008, the SEC adopted new rules regarding the classification of reserves. However, the interpretation of these rules and their applicability in different situations remains unclear in many respects. Changing interpretations of the classification standards or disagreements with our interpretations could cause us to write-down reserves. Please read “— As a result of an ongoing SEC staff review, we may be required to reclassify or write-off reserves.” In addition, the new SEC rules regarding classification of reserves require that in calculating economic producibility of proved reserves, a company must generally use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Natural gas prices on the first day of each month in 2009 have been historically low and, as a result, when the applying the new rules, we may be required to reclassify certain proved reserves as of year-end 2009.

As of December 31, 2008, approximately 58.6% of our proved reserves were proved undeveloped and proved nonproducing. Moreover, some of the producing wells included in our reserve reports as of December 31, 2008 had produced for a relatively short period of time as of that date. Because most of our reserve estimates are calculated using volumetric analysis, those estimates are less reliable than estimates based on a lengthy production history. Volumetric analysis involves estimating the volume of a reservoir based on the net feet of pay of the structure and an estimation of the area covered by the structure based on seismic analysis. In addition, realization or recognition of our proved undeveloped reserves will depend on our development schedule and plans. Lack of certainty with respect to development plans for proved undeveloped reserves could cause the discontinuation of the classification of these reserves as proved.

The discounted future net cash flows incorporated by reference in this prospectus and included in any prospectus supplement are not necessarily the same as the current market value of our estimated natural gas and oil reserves. As required by the SEC, the estimated discounted future net cash flows from proved reserves are currently based on prices and costs as of the date of the estimate and soon will be based on monthly averages. Actual future net cash flows also will be affected by factors such as:

•	the actual prices we receive for natural gas and oil;

•	our actual operating costs in producing natural gas and oil;

•	the amount and timing of actual production;

•	supply and demand for natural gas and oil;

•	increases or decreases in consumption of natural gas and oil; and

•	changes in governmental regulations or taxation.

In addition, the 10% discount factor we use when calculating discounted future net cash flows for reporting requirements in compliance with the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 69 may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general.

We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is, therefore, highly dependent on our level of success in finding or acquiring additional reserves. In addition, we are dependent on finding partners for our exploratory activity. To the extent that others in the industry do not have the financial resources or choose not to participate in our exploration activities, we will be adversely affected.

We participate in oil and natural gas leases with third parties and these third parties may not be able to fulfill their commitments to our projects.

We frequently own less than 100% of the working interest in the oil and natural gas leases on which we conduct operations, and other parties will own the remaining portion of the working interest. Financial risks are inherent in any operation where the cost of drilling, equipping, completing and operating wells is shared by more than one person. We could be held liable for joint activity obligations of the other working interest owners such as nonpayment of costs and liabilities arising from the actions of the other working interest owners. In addition, the current economic downturn, the credit crisis and the volatility in natural gas and oil prices may increase the likelihood that some of these working interest owners, particularly those that are smaller and less established, are not able to fulfill their joint activity obligations. Many of our project partners are experiencing liquidity and cash flow problems. These problems may lead our partners to attempt to delay the pace of drilling or project development in order to preserve cash. A partner may be unable or unwilling to pay its share of project costs. In some cases,, a partner may declare bankruptcy. In the event any of our project partners do not pay their share of such costs, we would likely have to pay those costs, and we may be unsuccessful in any efforts to recover these costs from our partners, which could materially adversely affect our financial condition.

We have substantial capital requirements that, if not met, may hinder operations.

We have experienced and expect to continue to experience substantial capital needs as a result of our active exploration, development and acquisition programs. We expect that additional external financing will be required in the future to fund our growth. We may not be able to obtain additional financing, and financing under our existing senior credit facility or new credit facilities may not be available in the future. The current credit crisis has had an adverse impact on our ability to obtain additional financing. Even if additional capital becomes available, it may not be on terms acceptable to us. Without additional capital resources, we may be forced to limit or defer our planned natural gas and oil exploration and development drilling program by releasing rigs or deferring fracturing, completion and hookup of the wells to pipelines and thereby adversely affect our production, cash flow, and the recoverability and ultimate value of our natural gas and oil properties, in turn negatively affecting our business, financial condition and results of operations.

Our senior credit facility contains operating restrictions and financial covenants, and we may have difficulty obtaining additional credit.

Over the past few years, increases in commodity prices and our successful drilling program led to increased proved reserve amounts, and the resulting increase in our estimated discounted future net revenue allowed us to increase the borrowing base under our senior credit facility. However, as a result of the significant decline in natural gas and oil prices, or other factors, the lenders under our senior credit facility may adjust our borrowing base downward, thereby reducing our borrowing capacity. Our senior credit facility is secured by a pledge of substantially all of our producing natural gas and oil properties and assets, guaranteed by our subsidiaries CCBM, Inc., CLLR, Inc., Hondo Pipeline, Inc., Carrizo (Marcellus) LLC, Carrizo Marcellus Holding Inc. and Chama Pipeline Holding LLC and contains covenants that limit additional borrowings, dividends, the incurrence of liens, investments, sales or pledges of assets, changes in control, repurchases or redemptions for cash of our common stock, speculative commodity transactions and other matters. The senior credit facility also requires that specified financial ratios be maintained. Although we currently believe that we can meet all of our financial covenants with the business plan that we have put in place, our business plan is based on a number of assumptions, the most important of which is a relatively stable natural gas price at economically sustainable levels. If the price that we receive for our natural gas production deteriorates significantly from current levels, it could lead to lower revenues, cash flow and earnings, which in turn could lead to a default under certain financial covenants contained in our senior credit facility, including the covenants related to working capital, the ratio of EBITDA to debt coverage and the ratio of senior debt to EBITDA. In order to provide a further margin of comfort with regards to these financial covenants, we may seek to further reduce our capital and exploration budget, sell additional non-strategic assets or opportunistically modify or increase our natural gas hedges. There can be no assurance that we will be able to successfully execute any of these strategies, or if executed, that they will be sufficient to avoid a default under our senior credit facility if a precipitous decline in natural gas prices were to occur in the future. We may not be able to refinance our debt or obtain additional financing, particularly in view of the restrictions of our senior credit facility on our ability to incur additional debt and the fact that substantially all of our assets are currently pledged to secure obligations under the senior credit facility. The restrictions of our senior credit facility and our difficulty in obtaining additional debt financing may have adverse consequences on our operations and financial results including:

•	our ability to obtain financing for working capital, capital expenditures, our drilling program, purchases of new technology or other purposes may be impaired;

•

the covenants in our senior credit facility that limit our ability to borrow additional funds and dispose of assets may affect our flexibility in planning for, and reacting to, changes in business conditions;

•	because our indebtedness is subject to variable interest rates, we are vulnerable to increases in interest rates;

•	any additional financing we obtain may be on unfavorable terms;

•

we may be required to use a substantial portion of our cash flow to make debt service payments, which will reduce the funds that would otherwise be available for operations and future business opportunities;

•

a substantial decrease in our operating cash flow or an increase in our expenses could make it difficult for us to meet debt service requirements and could require us to modify our operations, including by curtailing portions of our drilling program, selling assets, reducing our capital expenditures, refinancing all or a portion of our existing debt or obtaining additional financing; and

•	we may become more vulnerable to downturns in our business or the economy.

In addition, under the terms of our senior credit facility, our borrowing base is subject to redeterminations at least semi-annually based in part on prevailing natural gas and oil prices. The next redetermination of our borrowing base is currently scheduled to occur in November 2009. Although we do not know at this time whether the borrowing base will be adjusted upwards or downwards, a negative adjustment could occur if the estimate of future prices used by the banks in calculating the borrowing base are significantly lower than those used in the last redetermination which occurred earlier this year. In the event the amount outstanding under our senior credit facility exceeds the redetermined borrowing base, we could be forced to repay a portion of our borrowings. We may not have sufficient funds to make any required repayment. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell a portion of our assets.

We have limited experience drilling wells in the Marcellus Shale and less information regarding reserves and decline rates in the Marcellus Shale than in other areas of our operations. We may face difficulties in securing and operating under authorizations and permits to drill and/or operate our Marcellus Shale wells.

We have limited exploration experience and no development experience in the Marcellus Shale. As of October 21, 2009, we have participated or are participating in the drilling of only seven wells in the Marcellus Shale area. Other operators in the Marcellus Shale area also have limited experience drilling in the area. As a result, we have less information with respect to the ultimate recoverable reserves and the production decline rate in the Marcellus Shale than we have in other areas in which we operate. Moreover, the recent growth in exploration in the Marcellus Shale has drawn intense scrutiny from environmental interest groups, regulatory agencies and other governmental entities. As a result, we may face significant opposition to our operations that may make it difficult or impossible to obtain permits and other needed authorizations to operate or otherwise make operating more costly or difficult than operating elsewhere.

If we are unable to acquire adequate supplies of water for our Marcellus Shale drilling operations or are unable to dispose of the water we use at a reasonable cost and within applicable environmental rules, our ability to produce gas commercially and in commercial quantities could be impaired.

We use a substantial amount of water in our Marcellus Shale drilling operations. Our inability to locate sufficient amounts of water, or dispose of water after drilling, could adversely impact our Marcellus Shale operations. Moreover, the imposition of new environmental initiatives and regulations could include restrictions on our ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the exploration, development or production of natural gas. Furthermore, new environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells may also increase operating costs and cause delays, interruptions or termination of operations, the extent of which cannot be predicted, all of which could have an adverse affect on our operations and financial performance.

We face strong competition from other natural gas and oil companies.

We encounter competition from other natural gas and oil companies in all areas of our operations, including the acquisition of exploratory prospects and proven properties. Our competitors include major integrated natural gas and oil companies and numerous independent natural gas and oil companies, individuals and drilling and income programs. Many of our competitors are large, well-established companies that have been engaged in the natural gas and oil business much longer than we have and possess substantially larger operating staffs and greater capital resources than we do. These companies may be able to pay more for exploratory projects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry. Such competitors may also be in a better position to secure oilfield services and equipment on a timely basis or on favorable terms. We may not be able to conduct our operations, evaluate and select suitable properties and consummate transactions successfully in this highly competitive environment.

We may not be able to keep pace with technological developments in our industry.

The natural gas and oil industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement those new technologies at substantial cost. In addition, other natural gas and oil companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete or if we are unable to use the most advanced commercially available technology, our business, financial condition and results of operations could be materially adversely affected.

We are subject to various governmental regulations and environmental risks.

Natural gas and oil operations are subject to various federal, state, local and foreign government regulations that may change from time to time. Matters subject to regulation include discharge permits for drilling operations, plug and abandonment bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of natural gas and oil wells below actual production capacity in order to conserve supplies of natural gas and oil. Other federal, state and local laws and regulations relating primarily to the protection of human health and the environment apply to the development, production, handling, storage, transportation and disposal of natural gas and oil, by-products thereof and other substances and materials produced or used in connection with natural gas and oil operations. In addition, we may be liable for environmental damages caused by previous owners of property we purchase or lease. As a result, we may incur substantial liabilities to third parties or governmental entities and may be required to incur substantial remediation costs. We also are subject to changing and extensive tax laws, the effects of which cannot be predicted. Compliance with existing, new or modified laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various operating and other casualty risks that could result in liability exposure or the loss of production and revenues.

The natural gas and oil business involves operating hazards such as:

•	well blowouts;

•	mechanical failures;

•	explosions;

•	uncontrollable flows of oil, natural gas or well fluids;

•	fires;

•	geologic formations with abnormal pressures;

•	pipeline ruptures or spills;

•	releases of toxic gases; and

•	other environmental hazards and risks.

Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and the property of others.

Offshore operations are subject to a variety of operating risks, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can and have caused substantial damage to facilities and interrupted production. Our operations in the U.K. North Sea are dependent upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. Any significant change affecting these infrastructure facilities could materially harm our business. We deliver crude oil and natural gas through gathering systems and pipelines that we do not own. These facilities may be temporarily unavailable due to adverse weather conditions or may not be available to us in the future. As a result, we could incur substantial liabilities or experience reductions in revenue that could reduce or eliminate the funds available for our exploration and development programs and acquisitions, or result in the loss of properties.

A substantial portion of our operations is exposed to the additional risk of tropical weather disturbances.

A substantial portion of our production and reserves is located onshore South Louisiana and Texas. Operations in this area are subject to tropical weather disturbances. Some of these disturbances can be severe enough to cause substantial damage to facilities and possibly interrupt production. For example, some of our wells in the Gulf Coast were shut in following Hurricanes Katrina and Rita in 2005 and Hurricanes Gustav and Ike in 2008. In accordance with customary industry practices, we maintain insurance against some, but not all, of these risks.

Losses could occur for uninsured risks or in amounts in excess of existing insurance coverage. We cannot assure you that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that any particular types of coverage will be available. An event that is not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

We may not have enough insurance to cover all of the risks we face.

We maintain insurance against losses and liabilities in accordance with customary industry practices and in amounts that management believes to be prudent; however, insurance against all operational risks is not available to us. We do not carry business interruption insurance. We may elect not to carry insurance if management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

We cannot control the activities on properties we do not operate.

We do not operate all of the properties in which we have an interest. As a result, we have limited ability to exercise influence over, and control the risks associated with, operations of these properties. The failure of an operator of our wells to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in our best interests could reduce our production and revenues or could create liability for us for the operator’s failure to properly maintain the well and facilities and to adhere to applicable safety and environmental standards. With respect to properties that we do not operate:

•	the operator could refuse to initiate exploration or development projects;

•	if we proceed with any of those projects the operator has refused to initiate, we may not receive any funding from the operator with respect to that project;

•	the operator may initiate exploration or development projects on a different schedule than we would prefer;

•

the operator may propose greater capital expenditures than we wish, including expenditures to drill more wells or build more facilities on a project than we have funds for, which may mean that we cannot participate in those projects or participate in a substantial amount of the revenues from those projects; and

•	the operator may not have sufficient expertise or resources.

Any of these events could significantly and adversely affect our anticipated exploration and development activities.

If our access to markets is restricted, it could negatively impact our production, our income and ultimately our ability to retain our leases. Our ability to sell natural gas and/or receive market prices for our natural gas may be adversely affected by pipeline and gathering system capacity constraints.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. Our productive properties may be located in areas with limited or no access to pipelines, thereby necessitating delivery by other means, such as trucking, or requiring compression facilities. Such restrictions on our ability to sell our oil or natural gas may have several adverse affects, including higher transportation costs, fewer potential purchasers (thereby potentially resulting in a lower selling price) or, in the event we were unable to market and sustain production from a particular lease for an extended time, possibly causing us to lose a lease due to lack of production.

Historically, we have generally delivered natural gas through gas gathering systems and gas pipelines that we do not own under interruptible or short-term transportation agreements. Under the interruptible transportation agreements, the transportation of our gas may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system, or for other reasons as dictated by the particular agreements. Due to the lack of available pipeline capacity in the Barnett Shale, we have recently begun entering into firm transportation agreements in the Barnett Shale, which are more costly to us than the interruptible or short-term transportation agreements.

If production in the Marcellus Shale by oil and has companies continues to expand, the amount of natural gas being produced by us and others could exceed the capacity of the various gathering and intrastate or interstate transportation pipelines currently available in these areas. If this occurs, it will be necessary for new pipelines and gathering systems to be built. Because of the current economic climate, certain pipeline projects that are planned for the Marcellus Shale may not occur for lack of financing. In addition, capital constraints could limit our ability to build intrastate gathering systems necessary to transport our gas to interstate pipelines. In such event, we might have to shut in our wells awaiting a pipeline connection or capacity and/or sell natural gas production at significantly lower prices than those quoted on NYMEX or than we currently project, which would adversely affect our results of operations.

A portion of our natural gas and oil production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted at the same time, it could temporarily adversely affect our cash flow.

Our future acquisitions may yield revenues or production that varies significantly from our projections.

In acquiring producing properties, we assess the recoverable reserves, future natural gas and oil prices, operating costs, potential liabilities and other factors relating to the properties. Our assessments are necessarily inexact and their accuracy is inherently uncertain. Our review of a subject property in connection with our acquisition assessment will not reveal all existing or potential problems or permit us to become sufficiently familiar with the property to assess fully its deficiencies and capabilities. We may not inspect every well, and we may not be able to observe structural and environmental problems even when we do inspect a well. If problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of those problems. Any acquisition of property interests may not be economically successful, and unsuccessful acquisitions may have a material adverse effect on our financial condition and future results of operations.

Our business may suffer if we lose key personnel.

We depend to a large extent on the services of certain key management personnel, including our executive officers and other key employees, the loss of any of whom could have a material adverse effect on our operations. We have entered into employment agreements with many of our key employees as a way to assist in retaining their services and motivating their performance. We do not maintain key-man life insurance with respect to any of our employees. Our success will be dependent on our ability to continue to employ and retain skilled technical personnel.

We may experience difficulty in achieving and managing future growth.

We have experienced growth in the past primarily through the expansion of our drilling program. Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, possibly negatively affecting our financial condition and results of operations. Our ability to grow will depend on a number of factors, including:

•	our ability to obtain leases or options on properties, including those for which we have 3-D seismic data;

•	our ability to acquire additional 3-D seismic data;

•	our ability to identify and acquire new exploratory prospects;

•	our ability to develop existing prospects;

•	our ability to continue to retain and attract skilled personnel;

•	our ability to maintain or enter into new relationships with project partners and independent contractors;

•	the results of our drilling program;

•	hydrocarbon prices; and

•	our access to capital.

We may not be successful in upgrading our technical, operations and administrative resources or in increasing our ability to internally provide certain of the services currently provided by outside sources, and we may not be able to maintain or enter into new relationships with project partners and independent contractors. Our inability to achieve or manage growth may adversely affect our financial condition and results of operations.

We may continue to enter into derivative transactions to manage the price risks associated with our production. Our derivative transactions may result in our making cash payments or prevent us from benefiting from increases in prices for natural gas and oil.

Because natural gas and oil prices are unstable, we periodically enter into price-risk-management transactions such as swaps, collars, futures and options to reduce our exposure to price declines associated with a portion of our natural gas and oil production and thereby to achieve a more predictable cash flow. The use of these arrangements limits our ability to benefit from increases in the prices of natural gas and oil. Our derivative arrangements may apply to only a portion of our production, thereby providing only partial protection against declines in natural gas and oil prices. These arrangements may expose us to the risk of financial loss in certain circumstances, including instances in which production is less than expected, our customers fail to purchase contracted quantities of natural gas and oil or a sudden, unexpected event materially impacts natural gas or oil prices. In addition, the counterparties under our derivatives contracts may fail to fulfill their contractual obligations to us.

Periods of high demand for field services and equipment and the ability of suppliers to meet that demand may limit our ability to drill and produce our oil and natural gas properties.

During periods when natural gas and oil prices are relatively high, which was recently the case until mid 2008, well service providers and related equipment and personnel may be in short supply. These shortages can cause escalating prices, delays in drilling and other exploration activities and the possibility of poor services coupled with potential damage to downhole reservoirs and personnel injuries. Such pressures may increase the actual cost of services, extend the time to secure such services and add costs for damages due to any accidents sustained from the overuse of equipment and inexperienced personnel.

We may record ceiling limitation write-downs that would reduce our shareholders’ equity.

We use the full-cost method of accounting for investments in natural gas and oil properties. Accordingly, we capitalize all the direct costs of acquiring, exploring for and developing natural gas and oil properties. Under the full-cost accounting rules, the net capitalized cost of natural gas and oil properties may not exceed a “ceiling limit” that is based on the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of the cost or the fair market value of unproved properties. If net capitalized costs of natural gas and oil properties exceed the ceiling limit, we must charge the amount of the excess to operations through depreciation, depletion and amortization expense. This charge is called a “ceiling limitation write-down.” This charge does not impact cash flow from operating activities but does reduce our shareholders’ equity. The risk that we will be required to write down the carrying value of our natural gas and oil properties increases when natural gas and oil prices are low or volatile. In addition, write-downs would occur if we were to experience sufficient downward adjustments to our estimated proved reserves or the present value of estimated future net revenues, as further discussed under “Our reserve data and estimated discounted future net cash flows are estimates based on assumptions that may be inaccurate and are based on existing economic and operating conditions that may change in the future.” Once incurred, a write-down of natural gas and oil properties is not reversible at a later date. We recorded non-cash ceiling test limitation write-downs at the end of 2008 and the end of the first quarter of 2009. We could incur additional write-downs in the future, particularly as a result of a decline of natural gas and oil prices.

There is recently proposed legislation that could adversely affect our business.

Congress is currently considering legislation to amend the federal Safe Drinking Water Act to subject hydraulic fracturing operations to regulation under that Act and to require the disclosure of chemicals used by the oil and gas industry in the hydraulic fracturing process. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into rock formations to stimulate gas production. Sponsors of bills currently pending before the Senate and House of Representatives have asserted that chemicals used in fracturing process could adversely affect drinking water supplies. In addition, these bills, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays or increased operating costs and could result in additional regulatory burdens that could make it more difficult to perform hydraulic fracturing and increase the Company’s costs of compliance and doing business. In addition, various states are also studying or considering various regulatory measures relating to hydraulic fracturing, including a moratorium on drilling in the Marcellus Shale that has been instituted in New York until the completion of a study by state officials regarding the potential environmental impact of Marcellus Shale development. We make extensive use of hydraulic fracturing in our shale play operations and any federal, state or local increased regulation could increase our costs, limit our ability to conduct operations or otherwise adversely affect our business.

In addition to various other federal, regional, state and local greenhouse gas legislation and regulations that are currently in effect or under development, the United States Congress is currently considering legislation that would significantly curtail national greenhouse gas emissions. The United States Environmental Protection Agency has also taken steps to declare that certain greenhouse gas emissions are contributing to air pollution which is an endangerment to human health, and may regulate greenhouse gas emissions under the federal Clean

Air Act. Any laws or regulations that may be adopted to restrict or reduce emissions of greenhouse gases could require us to incur increased operating costs and could have an adverse affect on the price or demand of the oil and gas we produce.

President Obama’s Proposed 2010 Fiscal Year Budget includes proposed legislation that would, if enacted into law, make significant changes to United States tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could defer or eliminate certain tax deductions that are currently available with respect to oil and gas exploration and development, and any such change could negatively affect our financial condition and results of operations.

Enactment of a Pennsylvania severance tax on natural gas could adversely impact our results of operations and the economic viability of exploiting natural gas drilling and production opportunities in Pennsylvania.

As a result of a funding gap in the state budget, the governor of the Commonwealth of Pennsylvania has proposed to its legislature the adoption of a severance tax on the production of natural gas in Pennsylvania. The amount of the proposed tax is 5% of the value of the natural gas at wellhead, plus 4.7 cents per 1,000 cubic feet of natural gas severed. A substantial portion of our Marcellus Shale acreage is located in the Commonwealth of Pennsylvania. If Pennsylvania adopts such a severance tax, it could adversely impact our results of operations and the economic viability of exploiting natural gas drilling and production opportunities in Pennsylvania.

As of December 31, 2008, March 31, 2009 and June 30, 2009, we had material weaknesses in our internal controls, and our internal control over financial reporting was not effective as of those dates. If we fail to maintain an effective system of internal controls, we may not be able to provide timely and accurate financial statements.

As more fully described in our Annual Report on Form 10-K/A for the year ended December 31, 2008 under Item 9A, “Controls and Procedures,” our management identified material weaknesses related to the ceiling test impairment and the classification of proved costs. As a result of the material weaknesses, management concluded that, as of December 31, 2008, March 31, 2009 and June 30, 2009 we did not maintain effective internal control over financial reporting.

Management identified the material weaknesses referred to above in August of 2009 in a subsequent review of the December 31, 2008 ceiling test calculation.

The Public Company Accounting Oversight Board has defined a material weakness as a control deficiency, or combination of control deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis. Accordingly, a material weakness increases the risk that the financial information we report contains material errors.

We are in the process of implementing initiatives to remediate the material weaknesses in our internal controls. The steps we have taken and are taking to address the material weaknesses may not be effective. However, any failure to effectively address a material weakness or other control deficiency or implement required new or improved controls, or difficulties encountered in their implementation, could limit our ability to obtain financing, harm our reputation, disrupt our ability to process key components of our result of operations and financial condition timely and accurately and cause us to fail to meet our reporting obligations under rules of the SEC and NASDAQ and our various debt arrangements. Any failure to remediate the material weaknesses identified in our evaluation of our internal controls could preclude our management from determining our internal control over financial reporting is effective or otherwise from issuing in a timely manner our management report in 2010.

We may incur losses as a result of title deficiencies.

We purchase working and revenue interests in the natural gas and oil leasehold interests upon which we will perform our exploration activities from third parties or directly from the mineral fee owners. The existence of a material title deficiency can render a lease worthless and can adversely affect our results of operations and financial condition. Title insurance covering mineral leaseholds is not generally available and, in all instances, we forego the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease until the drilling block is assembled and ready to be drilled. Even then, particularly in urban settings, the cost of performing detailed title work can be expensive. We may choose to forgo detailed title examination by title lawyers on a portion of the mineral leases that we place in a drilling unit or conduct less title work than we have traditionally performed. As is customary in our industry, we generally rely upon the judgment of natural gas and oil lease brokers or independent landmen who perform the field work in examining records in the appropriate governmental offices and abstract facilities before attempting to acquire or place under lease a specific mineral interest and before drilling a well on a leased tract. We, in some cases, perform curative work to correct deficiencies in the marketability or adequacy of the title to us. The work might include obtaining affidavits of heirship or causing an estate to be administered. In cases involving more serious title problems, the amount paid for affected natural gas and oil leases can be generally lost, and the target area can become undrillable. The failure of title may not be discovered until after a well is drilled, in which case we may lose the lease and the right to produce all or a portion of the minerals under the property.

We have risks associated with our foreign operations.

We currently have international activities and we continue to evaluate and pursue new opportunities for international expansion in select areas. Ownership of property interests and production operations in areas outside the United States is subject to the various risks inherent in foreign operations. These risks may include:

•	currency restrictions and exchange rate fluctuations;

•	loss of revenue, property and equipment as a result of expropriation, nationalization, war or insurrection;

•	increases in taxes and governmental royalties;

•	renegotiation of contracts with governmental entities and quasi-governmental agencies;

•	changes in laws and policies governing operations of foreign-based companies;

•	labor problems; and

•	other uncertainties arising out of foreign government sovereignty over our international operations.

Our international operations also may be adversely affected by the laws and policies of the United States affecting foreign trade, taxation and investment. In addition, if a dispute arises with respect to our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States.

The threat and impact of terrorist attacks or similar hostilities may adversely impact our operations.

We cannot assess the extent of either the threat or the potential impact of future terrorist attacks on the energy industry in general, and on us in particular, either in the short-term or in the long-term. Uncertainty surrounding such hostilities may affect our operations in unpredictable ways, including the possibility that infrastructure facilities, including pipelines and gathering systems, production facilities, processing plants and refineries, could be targets of, or indirect casualties of, an act of terror or war.

Risks Related to Our Common Stock

The market price of our common stock is volatile.

The trading price of our common stock and the price at which we may sell common stock in the future are subject to large fluctuations in response to any of the following:

•	limited trading volume in our common stock;

•	quarterly variations in operating results;

•	our involvement in litigation;

•	general financial market conditions;

•	the prices of natural gas and oil;

•	announcements by us and our competitors;

•	our liquidity;

•	our ability to raise additional funds;

•	changes in government regulations; and

•	other events.

We do not anticipate paying dividends on our common stock in the near future.

We have not paid any dividends on our common stock in the past and do not intend to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business, including exploration, development and acquisition activities. Any future dividend payments will be restricted by the terms of our credit facility.

Certain anti-takeover provisions may affect your rights as a shareholder.

Our articles of incorporation authorize our board of directors to set the terms of and issue preferred stock without shareholder approval. Our board of directors could use the preferred stock as a means to delay, defer or prevent a takeover attempt that a shareholder might consider to be in our best interest. In addition, our credit facility contains terms that may restrict our ability to enter into change of control transactions, including requirements to repay borrowings under our credit facility on a change in control. These provisions, along with specified provisions of the Texas Business Corporation Act and our articles of incorporation and bylaws, may discourage or impede transactions involving actual or potential changes in our control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common stock.

Sales of substantial amounts of shares of our common stock could cause the price of our common stock to decrease.

This prospectus covers the issuance and sale by us and the sale by the selling shareholders of a substantial number of shares of our common stock. The shares that may be sold by the selling shareholders previously were not freely tradeable in the market. Our stock price may decrease due to the additional amount of shares available in the market as a result of sales under this prospectus.

Risks Related to Our Debt Securities

A holder’s right to receive payments on the debt securities is effectively subordinate to the rights of our existing and future secured creditors. Further, the guarantees of senior debt securities by the subsidiary guarantors are effectively subordinated to the subsidiary guarantors’ existing and future secured indebtedness.

Holders of our secured indebtedness and the secured indebtedness of the subsidiary guarantors will have claims that are prior to the claims of holders of senior debt securities to the extent of the value of the assets securing that other indebtedness. Notably, we are party to a senior credit facility, which is secured by liens on substantially all of our assets and guaranteed by our subsidiaries CCBM, Inc., CLLR, Inc., Hondo Pipeline, Inc., Carrizo (Marcellus) LLC, Carrizo Marcellus Holding Inc. and Chama Pipeline Holding LLC. The senior debt securities will be effectively subordinated to that secured indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to our assets that constitute their collateral. Holders of the senior debt securities will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the senior debt securities, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the senior debt securities. As a result, holders of senior debt securities may receive less, ratably, than holders of secured indebtedness.

Holders of debt securities may be structurally subordinated to the creditors of our subsidiaries.

We hold a large portion of our interests in the Barnett Shale area in North Texas through our wholly-owned subsidiary CLLR, Inc. Our interests in the Marcellus Shale play in Pennsylvania, New York, West Virginia and Virginia are conducted through our wholly-owned subsidiary Carrizo (Marcellus) LLC. Our coalbed methane, U.K. North Sea and other interests and operations are also held or conducted through subsidiaries. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we use to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries to the extent that our subsidiaries do not guarantee such debt securities.

A holder’s right to receive payments on the debt securities could be adversely affected if any of our subsidiaries is not a guarantor of the debt securities and declares bankruptcy, liquidates or reorganizes.

If any of our subsidiaries is not a guarantor of the debt securities and declares bankruptcy, liquidates or reorganizes, holders of such subsidiary’s indebtedness and its trade creditors will generally be entitled to payment of their claims from the assets of the subsidiary before any assets are made available for distribution to us.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require holders of the debt securities to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided or claims in respect of a guarantee could be subordinated to all other debts of the applicable guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee and either:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged or about to engage in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, a guarantor would be considered insolvent if, at the relevant time, the sum of its debts and other liabilities, including contingent liabilities, was greater than the sum of its assets at a fair valuation, and a guarantor that was generally not then paying its debts as they became due would be presumed to be insolvent.

We may incur additional debt ranking equal to the debt securities.

If we incur additional debt that ranks equally with the debt securities, the holders of that debt will be entitled to share ratably with the holders of the debt securities in any proceeds distributed in connection with any insolvency liquidation, reorganization, dissolution and other winding-up of us. This may have the effect of reducing the amount of proceeds paid to holders of debt securities.

Forward-Looking Statements

This prospectus, including the documents incorporated by reference in this prospectus, contains statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements regarding:

•	our growth strategies;

•	our ability to explore for and develop natural gas and oil resources successfully and economically;

•	our estimates of the timing and number of wells we expect to drill and other exploration activities;

•	anticipated trends in our business;

•	our future results of operations;

•	our liquidity and our ability to finance our exploration and development activities;

•	our capital expenditure program;

•	future market conditions in the oil and gas industry;

•	our ability to make and integrate acquisitions; and

•	the impact of governmental regulation.

You generally can identify our forward-looking statements by the words “anticipate,” “believe,” “budgeted,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “scheduled,” “should,” or other similar words. More specifically, our forward-looking statements include, among others, statements relating to our schedule, targets, estimates or results of future drilling, including the number, timing and results of wells, budgeted wells, increases in wells, the timing and risk involved in drilling follow-up wells, expected working or net revenue interests, planned expenditures, prospects budgeted and other future capital expenditures, efforts to control capital costs, risk profile of natural gas and oil exploration, acquisition of 3-D seismic data (including number, timing and size of projects), planned evaluation of prospects, probability of prospects having natural gas and oil, expected production or reserves, increases in reserves, acreage, working capital requirements, hedging activities, credit risk of hedging counterparties, the ability of expected sources of liquidity to implement our business strategy, future exploration activity, production rates, 2009 drilling program, growth in production, development of new drilling programs, hedging of production and exploration and development expenditures, Camp Hill reserves development, addition of new lenders under our credit facility, fair value of our investment in Pinnacle Gas Resources, Inc. (“Pinnacle”), potential borrowing base increases or decreases and all and any other statements regarding future operations, financial results, business plans and cash needs and other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those relating to our dependence on its exploratory drilling activities, the volatility of oil and natural gas prices, the need to replace reserves depleted by production, operating risks of oil and natural gas operations, our dependence on its key personnel, factors that affect our ability to manage its growth and achieve its business strategy, technological changes, our significant capital requirements, borrowing base determinations and availability under our senior credit facility, evaluations of us by potential lenders under our senior credit facility, results of operations of Pinnacle, the potential impact of government regulations, adverse regulatory determinations, litigation, competition, the uncertainty of reserve information and future net revenue estimates, property acquisition risks, availability of equipment, access to pipelines and gathering systems, weather, availability of financing, actions by lenders, ability to obtain permits, the results of audits and assessments and other factors detailed in this prospectus and in our other filings with the SEC.

We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

Some of the factors that could cause actual results to differ from those expressed or implied in forward-looking statements are described under “Risk Factors” and in other sections of this prospectus and described under “Risk Factors” and elsewhere in the documents that we incorporate by reference into this prospectus, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as amended by our Annual Report on Form 10-K/A, and in our other reports filed with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on our forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and, except as required by law, we undertake no duty to update any forward-looking statement.

Use of Proceeds

Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including:

•	repayment or refinancing of debt,

•	acquisitions,

•	working capital,

•	capital expenditures, and

•	repurchases and redemptions of securities.

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other short-term indebtedness.

We will not receive any proceeds from the sale of any shares of our common stock that may be sold by the selling shareholders.

Ratio of Earnings to Fixed Charges and Earnings to

Combined Fixed Charges and Preferred Stock Dividends

The following table presents our historical ratio of earnings to fixed charges and historical ratio of earnings to combined fixed charges and preferred stock dividends for the six months ended June 30, 2009 and each of the years in the five-year period ended December 31, 2008.

	Six Months Ended June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges	—	—	1.49x	1.97x	2.11x	5.18x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—	1.49x	1.97x	2.11x	4.81x

For purposes of this table, “earnings” consist of income before income taxes, extraordinary items and cumulative effect of accounting changes, plus fixed charges (excluding capitalized interest, but including amortization of amounts previously capitalized). “Fixed charges” consist of interest (including capitalized interest) on all debt, amortization of debt discounts and expenses incurred on issuance, and an estimate of the interest within rental expense.

For the six months ended June 30, 2009 and the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $193.7 million and $56.0 million, respectively, due to non-cash impairment charges of $216.4 million and $178.5 million, respectively.

Description of Debt Securities

Our debt securities covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities on a senior unsecured basis under an indenture dated as of May 28, 2008, as amended or supplemented from time to time, between us, our subsidiaries CCBM, Inc., CLLR, Inc., Hondo Pipeline, Inc., Carrizo (Marcellus) LLC, Carrizo Marcellus Holding Inc. and Chama Pipeline Holding LLC (the “Subsidiary Guarantors”), and Wells Fargo Bank, National Association, as trustee. We refer to this indenture as the senior indenture. We will issue subordinated debt securities under one or more separate indentures between us, the Subsidiary Guarantors, if applicable, and a trustee that we will name in the prospectus supplement. We refer to any such indenture as a subordinated indenture. We refer to the senior indenture and the subordinated indentures collectively as the indentures. The senior indenture and the subordinated indentures will be substantially identical, except for provisions relating to subordination. The senior debt securities will constitute senior debt and will rank equally with all of our unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, our senior debt (as defined with respect to the series of subordinated debt securities) and may rank equally with or senior or junior to our other subordinated debt that may be outstanding from time to time.

We have summarized material provisions of the indentures, the debt securities and the guarantees below. This summary is not complete. We have filed the senior indenture and the form of subordinated indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you. Please read “Where You Can Find More Information.”

In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to “us” or “we” mean Carrizo Oil & Gas, Inc. only.

Provisions Applicable to Each Indenture

General. The indentures do not limit the amount of debt securities that may be issued under that indenture, and do not limit the amount of other unsecured debt or securities that we may issue. We may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance. The indentures also give us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of that series.

As of October 21, 2009, we had approximately $195.4 million of secured indebtedness, and $373.8 million of senior debt securities, comprised of our 4.375% Senior Convertible Notes due 2028 that were outstanding under the senior indenture. Our subsidiaries had no outstanding indebtedness other than guarantees of our secured indebtedness as of such date.

The indentures do not contain any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders the right to require us to repurchase their securities in the event of a decline in our credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Terms. The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global debt securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	any right to extend or defer the interest payment periods and the duration of the extension;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	whether debt securities are entitled to a guarantee of any Subsidiary Guarantors;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any sinking fund or other provisions that would require the redemption, purchase or repayment of debt securities;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and integral multiples thereof;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities of ours or any other entity;

•	with respect to any subordinated indenture, any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities not prohibited by the applicable indenture.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Consolidation, Merger and Sale of Assets. The indentures generally permit a consolidation or merger between us or any Subsidiary Guarantor and another entity. They also permit any Subsidiary Guarantor or us to sell, lease, convey, transfer or otherwise dispose of all or substantially all of our assets. We and the Subsidiary Guarantors have agreed, however, that we will not consolidate with or merge into any entity or sell, lease, convey, transfer or otherwise dispose of all or substantially all of our assets to any entity unless:

•	immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction; and

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if we or the Subsidiary Guarantor, as the case may be, are not the continuing entity, the resulting entity or transferee assumes the due and punctual payments on the debt securities and the performance of our covenants and obligations under the indenture and the debt securities.

Upon any such consolidation or merger in which we are not the continuing entity or any such asset sale, lease, conveyance, transfer or disposition involving us, the resulting entity or transferee will be substituted for us under the applicable indenture and debt securities. In the case of an asset sale, conveyance, transfer or disposition other than a lease, we will be released from the applicable indenture.

Events of Default. Unless we inform you otherwise in the prospectus supplement, the following are events of default with respect to a series of debt securities:

•	failure to pay interest when due on that series of debt securities for 30 days;

•	failure to pay principal of or any premium on that series of debt securities when due;

•	failure to make any sinking fund payment when required for that series for 30 days;

•

failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of one or more other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of each series of debt securities issued under that indenture that are affected by that failure;

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specified events involving bankruptcy, insolvency or reorganization of Carrizo Oil & Gas, Inc. or any Subsidiary Guarantor, if it is a guarantor with respect to that series of debt securities and it is a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act;

•	specified events involving the guarantees; and

•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The indentures provide that the trustee generally must mail notice of a default or event of default of which it has actual knowledge to the registered holders of the applicable debt securities within 90 days of occurrence. However, the trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. If any other event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default may declare the principal of and all accrued and unpaid interest on those debt securities immediately due and payable. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the event of default may in some cases rescind this accelerated payment requirement.

A holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, holders of a majority in principal amount of the outstanding debt securities of a series may direct the time, method and place of:

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with respect to debt securities of a series, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising as a result of specified events of default; or

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with respect to all debt securities issued under the applicable indenture that are affected, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising other than as a result of such specified events of default.

The trustee, however, may refuse to follow any such direction that conflicts with law or the indentures, is unduly prejudicial to the rights of other holders of the debt securities, or would involve the trustee in personal liability. In addition, prior to acting at the direction of holders, the trustee will be entitled to be indemnified by those holders against any loss and expenses caused thereby.

The indentures require us to file each year with the trustee a written statement as to our compliance with the covenants contained in the applicable indenture.

Modification and Waiver. Each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of each series issued under that indenture that are affected by the amendment or supplement consent to it. Without the consent of the holder of each debt security issued under the indenture and affected, however, no modification to that indenture may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on the debt security;

•

make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security; or

•	waive a continuing default or event of default regarding any payment on the debt securities.

Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•

to provide for the assumption of our obligations under the indenture by a successor upon any merger or consolidation or asset sale, lease, conveyance, transfer or other disposition of all or substantially all of our assets, in each case as permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, any guarantees of or any additional obligors on any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

•	to add events of default with respect to any debt securities;

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to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect; provided, that any change made solely to conform the provisions of the indenture to a description of debt securities in a prospectus supplement will not be deemed to adversely affect any outstanding debt securities of that series issued in any material respect; and

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to supplement the provisions of an indenture to permit or facilitate defeasance or discharge of securities that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect.

The holders of a majority in principal amount of the outstanding debt securities of any series may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance. When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we and any Subsidiary Guarantors will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”); or

•

we and any Subsidiary Guarantors will no longer have any obligation to comply with the consolidation, merger and sale of assets covenant and other specified covenants relating to the debt securities of that series, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities and, if applicable, a Subsidiary Guarantor’s guarantee of the payments, will also survive.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.

Governing Law. New York law will govern the indentures, the debt securities and the guarantees.

Trustee. Wells Fargo Bank, National Association, acts as trustee under the senior indenture. Unless we inform you otherwise in a prospectus supplement, Wells Fargo Bank, National Association, will act as trustee with respect to the senior debt securities described in such prospectus supplement. We will name the trustee under a subordinated indenture in the prospectus supplement.

If an event of default occurs under an indenture and is continuing, the trustee under that indenture will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs. The trustee will become obligated to exercise any of its powers under that indenture at the request of any of the holders of any debt securities issued under that indenture only after those holders have offered the trustee indemnity satisfactory to it.

Each indenture contains limitations on the right of the trustee, if it becomes our creditor or, if applicable, a creditor of any Subsidiary Guarantor, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us or, if applicable, any Subsidiary Guarantor. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the applicable indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

Form, Exchange, Registration and Transfer. The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption, we will not be required to register the transfer or exchange of:

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any debt security during a period beginning 15 business days prior to the mailing of any notice of redemption or mandatory offer to repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agent. Unless we inform you otherwise in the prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in the prospectus supplement, interest payments will be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in the prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the due date to the date of that payment on the next succeeding business date. For these purposes, unless we inform you otherwise in the prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in any of New York, New York or Houston, Texas or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices. Any notice required by the indentures to be provided to holders of the debt securities will be given by mail to the registered holders at the addresses as they appear in the security register.

Replacement of Debt Securities. We will replace any debt securities that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated debt securities or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed debt security, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the debt securities before a replacement debt security will be issued.

Book-Entry Debt Securities. The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Provisions Applicable Solely to Subordinated Debt Securities

Subordination. Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt, as described below. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal of or any premium or interest on the subordinated debt securities if we fail to pay the principal, interest, premium or any other amounts on any Senior Debt when due.

The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

The subordinated indenture does not limit the amount of Senior Debt that we may incur. As a result of the subordination of the subordinated debt securities, if we become insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

Unless we inform you otherwise in the prospectus supplement, “Senior Debt” will mean all debt, including guarantees, of ours, unless the debt states that it is not senior to the subordinated debt securities or our other junior debt. Senior Debt with respect to a series of subordinated debt securities could include other series of debt securities issued under a subordinated indenture.

Guarantee

The Subsidiary Guarantors may fully and unconditionally guarantee on an unsecured basis the full and prompt payment of the principal of and any premium and interest on the debt securities issued by us when and as the payment becomes due and payable, whether at maturity or otherwise. The guarantee provides that in the event of a default in the payment of principal of or any premium or interest on a debt security, the holder of that debt security may institute legal proceedings directly against the applicable Subsidiary Guarantor to enforce the guarantee without first proceeding against us. If senior debt securities are so guaranteed, the guarantee will rank equally with all of the Subsidiary Guarantor’s other unsecured and unsubordinated debt from time to time outstanding and senior to any subordinated debt of the Subsidiary Guarantor. If subordinated debt securities are so guaranteed, the guarantee will be subordinated to all of the Subsidiary Guarantor’s other unsecured and unsubordinated debt from time to time outstanding.

The obligations of any Subsidiary Guarantor under the guarantee will be limited to the maximum amount that will not result in the obligations of the Subsidiary Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to any other contingent and fixed liabilities of the Subsidiary Guarantor.

The guarantee may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described above in “—Defeasance,” then any Subsidiary Guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the indentures, and to the extent not otherwise prohibited by the indentures, any Subsidiary Guarantor will be unconditionally released and discharged from the guarantee:

•	automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our equity interests in the Subsidiary Guarantor;

•	automatically upon the merger of the Subsidiary Guarantor into us or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor; or

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following delivery of a written notice by us to the trustee, upon the release of all guarantees by the Subsidiary Guarantor of any debt of ours for borrowed money, except for any series of debt securities.

Description of Capital Stock

The description of our capital stock in this section is a summary and is not intended to be complete. For a complete description of our capital stock, please read our amended and restated articles of incorporation and our amended and restated bylaws, which have been filed with the SEC.

General

Our authorized capital stock consists of (1) 90,000,000 shares of common stock, par value $0.01 per share, and (2) 10,000,000 shares of preferred stock, par value $0.01 per share. Approximately 31,072,006 shares of our common stock and no shares of preferred stock were outstanding as of October 21, 2009.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters on which shareholders are permitted to vote. The holders of our common stock have no preemptive rights to purchase or subscribe for our securities, and our common stock is not convertible or subject to redemption by us.

Subject to the rights of the holders of any class of our capital stock having any preference or priority over our common stock, the holders of our common stock are entitled to dividends in such amounts as may be declared by our board of directors from time to time out of funds legally available for such payments and, if we are liquidated, dissolved or wound up, to a ratable share of any distribution to shareholders, after satisfaction of all our liabilities and the prior rights of any outstanding class of our preferred stock.

American Stock Transfer & Trust Company is the registrar and transfer agent for our common stock. Our common stock is listed on the Nasdaq Global Select Market under the symbol “CRZO.”

Preferred Stock

Our board of directors has the authority, without shareholder approval, to issue shares of preferred stock in one or more series, and to fix the number and terms of each such series. We have no present plan to issue shares of preferred stock.

The prospectus supplement relating to any series of preferred stock we are offering will include specific terms relating to the offering and the name of any transfer agent for that series. We will file the form of the preferred stock with the SEC before we issue any of it, and you should read it for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the preferred stock;

•	the maximum number of shares of the series;

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

•	any liquidation preference;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock;

•	any terms for the conversion or exchange of the preferred stock for other securities of ours or any other entity;

•	any voting rights; and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

The issuance of shares of preferred stock could adversely affect the voting power of holders of our common stock, discourage an unsolicited acquisition proposal or make it more difficult for a third party to gain control of the Company. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction or facilitate a business combination by including voting rights that would provide a required percentage vote of the shareholders. Although our board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our shareholders, the board could act in a manner that would discourage an acquisition attempt or other transaction that some of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of the stock. Our board of directors does not presently intend to seek shareholder approval prior to any issuance of currently authorized stock unless otherwise required by law or the rules of the Nasdaq Global Select Market.

Special Meetings

Our articles of incorporation provide that special meetings of our shareholders may be called only by the chairman of our board of directors, our president, a majority of our board of directors or by shareholders holding not less than 50% of our outstanding voting stock.

Voting

Our common stock does not have cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors.

Our articles of incorporation or Texas law requires the affirmative vote of holders of:

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66 2/3% of the outstanding shares entitled to vote on the matter to approve any merger, consolidation or share exchange, any dissolution of the Company or certain dispositions of all or substantially all of our assets in which we do not continue to engage in a business or apply a portion of the consideration received in connection with the transaction to the conduct of a business in which we engage following the transaction; and

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a majority of the outstanding shares entitled to vote on the matter to approve any amendment to our articles of incorporation or any other matter for which a shareholder vote is required by the Texas Business Corporation Act. If any class or series of shares is entitled to vote as a class with regard to these events, the vote required will be the affirmative vote of the holders of a majority of the outstanding shares within each class or series of shares entitled to vote thereon as a class and at least a majority of the outstanding shares of capital stock otherwise entitled to vote thereon.

Our bylaws provide that shareholders who wish to nominate directors or to bring business before a shareholders’ meeting must notify us and provide pertinent information at least 80 days before the meeting date, or within 10 days after public announcement pursuant to our bylaws of the meeting date, if the meeting date has not been publicly announced at least 90 days in advance.

Our articles of incorporation and bylaws provide that no director may be removed from office except for cause and upon the affirmative vote of the holders of a majority of the votes entitled to be cast in the election of our directors. The following events constitute “cause”:

•	the director has been convicted, or is granted immunity to testify where another has been convicted, of a felony;

•	the director has been found by a court or by the affirmative vote of a majority of all other directors to be grossly negligent or guilty of willful misconduct in the performance of duties to us;

•	the director is adjudicated mentally incompetent; or

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the director has been found by a court or by the affirmative vote of a majority of all other directors to have breached his duty of loyalty to us or our shareholders or to have engaged in a transaction with us from which the director derived an improper personal benefit.

Business Combination Law

We are subject to Part Thirteen (the “Business Combination Law”) of the Texas Business Corporation Act. In general, the Business Combination Law prevents an “affiliated shareholder” or its affiliates or associates from entering into or engaging in a “business combination” with an “issuing public corporation” during the three-year period immediately following the affiliated shareholder’s acquisition of shares unless:

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before the date the person became an affiliated shareholder, the board of directors of the issuing public corporation approved the business combination or the acquisition of shares made by the affiliated shareholder on that date; or

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not less than six months after the date the person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation’s outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates.

For the purposes of the Business Combination Law, an “affiliated shareholder” is defined generally as a person who is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation’s outstanding voting shares. A “business combination” is defined generally to include:

•	mergers or share exchanges;

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dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock representing 10% or more of the earning power or net income of the corporation;

•	certain issuances or transactions by the corporation that would increase the affiliated shareholder’s number of shares of the corporation;

•	certain liquidations or dissolutions; and

•	the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder of the corporation.

An “issuing public corporation” is defined generally as a Texas corporation with 100 or more shareholders, any voting shares registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any voting shares qualified for trading in a national market system.

The Business Combination Law does not apply to a business combination of an issuing public corporation that elects not be governed thereby through either its original articles of incorporation or bylaws or by an amendment thereof. Our articles of incorporation and bylaws do not so provide, nor do we currently intend to make any such amendments.

In discharging the duties of a director under Texas law, a director, in considering the best interests of the Company, may consider the long-term as well as the short-term interests of the Company and our shareholders, including the possibility that those interests may be best served by our continued independence.

Limitation of Director Liability and Indemnification Arrangements

Our articles of incorporation contain a provision that limits the liability of our directors as permitted by the Texas Business Corporation Act. The provision eliminates the personal liability of a director to us and our shareholders for monetary damages for an act or omission in the director’s capacity as a director. The provision does not change the liability of a director for breach of his duty of loyalty to us or to our shareholders, for an act or omission not in good faith that involves intentional misconduct or a knowing violation of law, for an act or omission for which the liability of a director is expressly provided for by an applicable statute, or in respect of any transaction from which a director received an improper personal benefit. Pursuant to our articles of incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

Our bylaws provide for the indemnification of our officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Texas Business Corporation Act. We have also entered into indemnification agreements with each of our directors and some of our officers that contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitee’s receipt of such benefits. In addition, we have purchased directors’ and officers’ liability insurance policies for our directors and officers in the future. Our bylaws and these agreements with directors and officers provide for indemnification for amounts:

•	in respect of the deductibles for these insurance policies;

•	that exceed the liability limits of our insurance policies; and

•

that are available, were available or become available to us or are generally available to companies comparable to us but which our officers or directors determine is inadvisable for us to purchase, given the cost.

Such indemnification may be made even though our directors and officers would not otherwise be entitled to indemnification under other provisions of our bylaws or these agreements.

Description of Warrants

We may issue warrants to purchase debt securities, common stock, preferred stock, rights or other securities of the Company or any other entity or any combination of the foregoing. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•

the designation, number and terms of the debt securities, common stock, preferred stock, rights or other securities purchasable upon exercise of the warrants, and procedures by which the number of securities purchasable may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time; and

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

Selling Shareholders

In addition to covering the issuance and sale of securities by us, this prospectus covers the offer and resale by the selling shareholders listed in the following table, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration rights in accordance with the registration rights agreements to which the selling shareholders are parties, of 3,396,115 shares of our common stock. These shares of common stock include 2,879,113 shares issued and outstanding and 517,002 shares issuable upon exercise of stock options granted by us to certain of our officers and directors named below. The stock options were issued pursuant to our Long-Term Incentive Plan.

In December 1999, we entered into a registration rights agreement, as amended, with certain of our founding shareholders, including Messrs. Webster, Loyd and Johnson, that provided the shareholders with registration rights relating to shares held by them at the time and shares acquired through the exercise or conversion of securities that are convertible into common stock. In February 2002, we entered into an additional registration rights agreement, as amended, with Mr. Webster in connection with the sale of Series B preferred stock and warrants to purchase shares of our common stock. The shares of common stock that may be sold by the selling shareholders are being registered pursuant to these registration rights agreements with those shareholders. Under those agreements, we are paying the costs of registration and have agreed to indemnify the selling shareholders against certain liabilities, including liabilities arising under the Securities Act.

The following table provides information regarding the beneficial ownership of our common stock by the selling shareholders as of October 21, 2009 and the shares included in the offering.

	Shares of Common Stock
Name	Beneficially Owned Prior to the Offering (1)	Offered Hereby (1)	Beneficially Owned After the Offering	As a Percent of Total Outstanding After the Offering (2)
S.P. Johnson IV	760,674	760,674	—	*
Paul B. Loyd, Jr.	56,450	56,450	—	*
Steven A. Webster	2,578,991	2,578,991	—	*
Total	3,396,115	3,396,115	—	*

*	Represents less than 1%
(1)	The shares of common stock include shares that can be acquired through the exercise of stock options, all of which are vested, as follows: Mr. Johnson – 206,668, Mr. Loyd – 27,000 and Mr. Webster – 283,334.
(2)	The percent of the class owned by each of the selling shareholders has been computed assuming the exercise of all stock options deemed to be beneficially owned by that person, and assuming that no stock options held by any other person have been exercised.

The selling shareholders, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration rights in accordance with the registration rights agreement to which the selling shareholder is party (each also a selling shareholder for purposes of this prospectus), may sell up to all of the shares of our common stock shown in the table above under the heading “Offered Hereby” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling shareholders are not obligated to sell any of the shares of our common stock offered by this prospectus.

Some of the selling shareholders either have or have had a material relationship with us within the past three years.

Pinnacle Transaction

We formed Pinnacle in 2003 when we and Rocky Mountain Gas, Inc. contributed interests in certain leases for coal bed methane properties to a joint venture. Simultaneously, affiliates and related parties of CSFB Private

Equity (the “CSFB Parties”) contributed cash to Pinnacle. The CSFB Parties currently own approximately 33% of the outstanding shares of Pinnacle. During the second quarter of 2007, Pinnacle became a publicly traded entity on the Nasdaq Global Market.

We, the CSFB Parties and others are party to an agreement providing generally for multiple demand registration rights with respect to the Pinnacle common stock in favor of the CSFB Parties, one demand registration right in favor of the Company and certain piggyback registration rights for the Company subject to the satisfaction of specified conditions. In June 2007, CCBM Inc., our wholly-owned subsidiary, sold 41,894 shares of Pinnacle stock pursuant to registration rights it received from Pinnacle. As of October 21, 2009, CCBM, Inc. owned 2,510,324 shares of Pinnacle common stock.

We previously had the right to appoint two members of Pinnacle’s board of directors. We agreed to give up this right in connection with certain recapitalization and financing transactions. However, Mr. Johnson and another of our directors currently serve on Pinnacle’s board of directors.

Mr. Webster serves as Co-Managing Partner and President of Avista Capital Partners LP, a private equity firm focused on investments in the energy, media and healthcare sectors, which is not affiliated with the CSFB Parties but which has an affiliate that provides consulting services to an affiliate of the CSFB Parties. Certain of Mr. Webster’s Avista Capital Partners LP associates serve on the board of directors of Pinnacle.

Marcellus Shale Joint Venture

Effective as of August 1, 2008, a wholly-owned subsidiary Carrizo (Marcellus) LLC entered into a joint venture arrangement with affiliates of Avista Capital Partners, LP (together with its affiliates, “Avista”). This joint venture was entered into by us following a process in which a special committee of our Board of Directors directed management to seek proposals from several private equity and mezzanine lenders in order to establish an advantageous structure to exploit our Marcellus Shale acreage. Under the terms of the joint venture, we and Avista each committed to contribute up to $150 million in cash and properties to acquire and develop acreage within an area of mutual interest located in the Marcellus Shale play, including the dedication of all of their respective Marcellus leasehold owned at the time of the formation of the joint venture. At October 21, 2009, the joint venture owned interests in approximately 251,709 gross (210,323 net) acres in the play.

We serve as operator of the joint venture properties under a joint operating agreement with Avista and provide all geotechnical, land, engineering and accounting support to the joint venture. We have also agreed to perform specified management services for the Avista affiliate that is our partner in the joint venture on the same cost and reimbursement bases provided for in the joint operating agreement. An operating committee composed of one representative of each party provides overall supervision and direction of joint operations. Each representative has a vote equal to the participating interest in the properties and operations of the party it represents. Avista or its designee has the right to become a co-operator of the properties if all of its membership interests or substantially all of its assets are sold to an unaffiliated third party or if we default under the terms of any pledge of our interest in the properties.

In connection with the formation of the joint venture, Avista contributed certain leasehold interests (costing approximately $27.5 million) and agreed to fund 100% of the joint venture’s next approximately $71.5 million of expenditures related to the Marcellus Shale play (the “Initial Cash Contribution”). During the second quarter of 2009, Avista completed its initial contribution of cash related to the formation of the joint venture. At that point, we became obligated to fund our share of the Marcellus joint venture costs and expenses. We expect to pay approximately $7 million for our share of the remaining Marcellus 2009 joint venture capital expenditure program, primarily to drill wells in West Virginia.

Subject to specified exceptions, net cash flow from hydrocarbon production from the Marcellus joint venture properties and related sales proceeds, if the properties are sold, will be allocated first to the joint venture partners in proportion to their respective investments (with property dedications generally valued on a cost basis)

until Avista has recovered its investment, then 100% to us until we recover approximately $33.5 million, and thereafter in accordance with the parties’ participating interests, which we expect will generally be  50/50. We have also agreed to jointly market Avista’s share of the production from the properties with our own until the cash flows and sale proceeds are allocated in accordance with the parties’ participating interests under the joint operating agreement. In addition to our share in the production and sale proceeds from joint venture properties, we also acquired as part of the transaction (through a wholly-owned subsidiary) an interest in the Avista joint venture entity that entitles us to increasing percentages of the Avista entity’s profits if that entity’s members receive a return of their investment and specified internal rates of return on these investments are achieved. Our interest in the Avista entity provides consent rights only in limited, specified circumstances and generally does not entitle us to vote or participate in the management of the Avista entity, which is controlled by its members and affiliates.

As part of the transaction, and subject to certain exceptions, the parties agreed to enter into an area of mutual interest covering the Marcellus Shale play, wherein any lease, royalty or mineral rights acquired by one party within the area must be proportionately offered to the other on the same terms and conditions. The area of mutual interest will remain in place until the earliest to occur of the following events, at which time the area of mutual interest will only continue to apply to those areas where the joint venture is active: (1) December 31, 2010, (2) the date on which the parties’ collective investment reaches $300 million, (3) upon Avista’s request to be designated (or have its designee designated) as a co-operator of the properties in connection with the sale to an unaffiliated third party of all of its membership interests or substantially all of its assets and (4) upon the required designation of Avista (or its designee) as a co-operator of the properties in connection with our default under the terms of any pledge of our interest in the properties.

The parties have limited rights to transfer their respective interests in the properties until the Initial Cash Contribution has been satisfied. After that time, each party’s ability to transfer its interest in the joint venture to third parties is subject in most instances to preferential purchase rights for transfers of less than 10% of its interest in joint venture properties, or to “tag along” rights for most other transfers. Avista’s tag along rights do not apply upon a change of control of us.

Mr. Webster serves as Co-Managing Partner and President of Avista Capital Holdings, LP, which has the ability to control Avista Capital Partners, LP.

Avista Lease Purchase Option Agreement

In order to expand our lease acquisition efforts in the Marcellus Shale play, we elected to enter into a lease option agreement effective August 1, 2008 with Avista, our partner in the Marcellus Shale play. Strategically, this lease option arrangement allowed us to temporarily control important acreage positions during periods that we lacked sufficient capital or did not wish to use our own capital to directly acquire such oil and gas leases. The terms and conditions of the lease purchase option arrangement with Avista were generally consistent with lease option arrangements we have traditionally entered into with other third parties. This lease option arrangement provided us the option to purchase leases from Avista through February 15, 2009 at up to 108% of Avista’s original cost of acquiring the leases. Avista paid approximately $27.5 million for the oil and gas leases under the lease purchase option agreement and subsequently contributed these properties at their cost to our Marcellus joint venture, effective August 1, 2008. Therefore, we never exercised our option to purchase any of these leases from Avista. As Co-Managing Partner and President of Avista Capital Holdings, LP, Mr. Webster is a related party to this arrangement.

Other Transactions

Messrs. Webster, Loyd and Johnson have each been a member of our board of directors since 1993. Mr. Webster has served as chairman of our board of directors since 1997. Mr. Johnson has served as our President and Chief Executive Officer since December 1993.

Information regarding compensation paid by us to our executive officers and directors and related arrangements may be found in our 2009 definitive proxy statement, filed with the SEC on March 26, 2009.

In November 1999, we entered into a month-to-month agreement with San Felipe Resource Company, an entity owned by Mr. Webster, under which Mr. Webster provides consulting services to us in exchange for a fee of $15,000 per month.

Due to the limited capital available in the first half of 2006 to fund all of our ongoing lease acquisition efforts in the Fayetteville Shale and other shale plays, we elected to enter into various lease purchase option agreements with a number of third parties, including Mr. Webster (collectively, the “counterparties”). The lease purchase option arrangement with Mr. Webster expired at the end of 2006. The terms and conditions of the lease purchase option arrangement with Mr. Webster were consistent with the lease purchase option arrangements we entered into with unrelated third parties. These lease purchase option arrangements provide us the option to purchase leases from the counterparties, over an option period, generally 90 days, for the counterparties’ original cost of the leases plus an option fee. We paid Mr. Webster fees totaling approximately $250,000 in 2006. In accordance with the lease purchase option agreement, we also assigned to him an overriding royalty interest on any lease we acquired from Mr. Webster under the lease purchase option agreement with him, which overriding royalty interest varied from one-half to one percent of 8/8ths, proportionally reduced to the actual net interest in any given lease acquired from Mr. Webster. We paid Mr. Webster approximately $430 and $50 in 2008 and 2007, respectively, for overriding royalties under this arrangement. Strategically, these leasing arrangements have allowed us to temporarily control important acreage positions during periods that we have lacked sufficient capital to directly acquire such oil and gas leases.

Plan of Distribution

We and the selling shareholders may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents, and the respective amounts of securities underwritten or purchased by each of them;

•	the name or names of any managing underwriter or underwriters;

•

the purchase price of the securities from us or the selling shareholders and, if the purchase price is not payable in U.S. dollars, the currency or composite currency in which the purchase price is payable;

•	the net proceeds to us or the selling shareholders from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we or the selling shareholders use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we or the selling shareholders use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We or the selling shareholders may sell the securities directly. In that event, no underwriters or agents would be involved. We or the selling shareholders may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us or the selling shareholders to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We or the selling shareholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We or the selling shareholders will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we or the selling shareholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing

We may offer and sell any of the securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise, by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act.

Derivative Transactions

We or the selling shareholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock.

We, the selling shareholders or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

The third parties in any of the sale transactions described above will be underwriters and will be identified in the prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus forms a part.

General Information

We or the selling shareholders may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or the selling shareholders or perform services for us or the selling shareholders in the ordinary course of their businesses.

The securities may or may not be listed on a national securities exchange. We cannot assure you that there will be a market for the securities.

There can be no assurance that the selling shareholders will sell all or any part of the securities listed under “Selling Shareholders.”

Pursuant to the registration rights agreements described under “Selling Shareholders,” we have agreed to pay all of the costs, fees and expenses incurred by us incident to our registration of the resale of the selling shareholders’ common stock, as well as legal fees and expenses of counsel to the selling shareholders. We will not pay any commissions, fees and discounts of underwriters, brokers, dealers and agents with respect to shares of our common stock sold by the selling shareholders.

Legal Matters

The validity of the offered securities and other matters in connection with any offering of the securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas, our outside counsel. Any underwriters will be advised about legal matters relating to any offering by their own legal counsel, which will be named in the prospectus supplement.

Experts

Our consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 and, with respect to the year ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting, which is included in Management’s Report on Internal Control of Financial Reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2007 and 2008, incorporated by reference in this prospectus and registration statement from our Annual Report on Form 10-K/A for the year ended December 31, 2008, have been audited by Pannell Kerr Forster of Texas, P.C., independent registered public accounting firm, to the extent indicated in their reports thereon also incorporated by reference. Such consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting have been so incorporated herein by reference in reliance on such reports given on the authority of said firm as experts in accounting and auditing.

The letter reports of Ryder Scott Company, Fairchild & Stan and LaRoche Petroleum Consultants, Ltd., each independent consulting petroleum engineers, have been incorporated by reference into this prospectus upon the authority of each such firm as experts with respect to such matters covered in such reports and in giving such reports.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this registration statement and any other documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s Internet site at http://www.sec.gov and our website at http://www.crzo.net. Copies of these reports, proxy statements and other information concerning us can also be inspected at the offices of the Nasdaq Stock Market, Inc., which are located at 1735 K Street N.W., Washington, D.C. 20006. Information on our website or any other website is not incorporated by reference in this prospectus and does not constitute part of this prospectus.

This prospectus is part of a registration statement and, as permitted by SEC rules, does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus or the prospectus supplement to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of or incorporated by reference into the registration statement.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus. Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, the prospectus supplement or any other subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effectiveness of this registration statement and until the termination of offerings under this prospectus, in each case excluding any information “furnished” but not “filed,” unless we specifically provide that such “furnished” information is to be incorporated by reference:

•	our annual report on Form 10-K for the year ended December 31, 2008, as amended by our annual report on Form 10-K/A for the year ended December 31, 2008;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2009, as amended by our quarterly report on Form 10-Q/A for the quarter ended March 31, 2009;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2009;

•	our current reports on Form 8-K filed on April 28, 2009, May 6, 2009, May 27, 2009, June 4, 2009, June 9, 2009 and August 10, 2009; and

•	the description of our common stock in our Registration Statement on Form 8-A (Registration No. 000-22915) filed on July 31, 1997.

All filings made by us with the SEC pursuant to the Exchange Act (excluding any information “furnished” but not “filed,” unless we specifically provide that such “furnished” information is to be incorporated by reference) after the date of this registration statement and prior to the effectiveness of this registration statement shall also be deemed incorporated by reference into this prospectus.

We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, including a beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request. You may obtain a copy of these filings by writing or telephoning:

Carrizo Oil & Gas, Inc.

Attention: Investor Relations

1000 Louisiana Street, Suite 1500

Houston, Texas 77002

(713) 328-1000

2,500,000 Shares

Carrizo Oil & Gas, Inc.

Common Stock

WELLS FARGO SECURITIES

PROSPECTUS SUPPLEMENT

                    , 2010